UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

September 13, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Neiman Marcus Group LTD Inc.

File No. 333-189539 - CF# 30014
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Neiman Marcus Group LTD Inc. (formerly Neiman Marcus, Inc.) submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on June 24, 2013, as amended.

Based on representations by Neiman Marcus Group LTD Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.27	through July 1, 2020
Exhibit 10.28	through July 1, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary